CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

September 8, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: Delaying Amendment for CNFinance Holdings Limited Registration Statement on Form F-3 (File No. 333-259304)

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-3 (File No. 333-259304) filed by CNFinance Holdings Limited on September 3, 2021 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

By:	/s/ Ning Li
	Name:	Ning Li
	Title:	Chief Financial Officer